

September 23, 2013

Via E-Mail
Ronald A. Krasnow
General Counsel and Senior Vice President
Relypsa, Inc.
700 Saginaw Drive
Redwood City, CA 94063

> **Re: Relypsa, Inc.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 10, 2013**
> **CIK No. 0001416792**

Dear Mr. Krasnow:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Business
Patiromer Clinical Development Program—Pivotal Phase 3 Trial, page 101

> Please expand your discussion of your results to identify the serious adverse events reported in Part A and to date in Part B.

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Scott Wuenschell at (202) 551-3467 or Donald Abbott at (202) 551-3608 if you have questions regarding the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
       Mark V. Roeder
       Latham & Watkins LLP
       140 Scott Drive
       Menlo Park, CA 94025